Michael J. Cuggino, President

VIA EDGAR

April 23, 2012

Mr. Chad Eskildsen

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to Comments on the Preliminary Proxy Statement of
Permanent Portfolio Family of Funds, Inc. (SEC File Nos. 2-75661 and 811-3379)

Dear Mr. Eskildsen:

On behalf of Permanent Portfolio Family of Funds, Inc. (“Company”), set forth below are the comments that you provided to Ms. Yoon Choo of K&L Gates LLP, by telephone on April 6, 2012, concerning the Company’s preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2012, and the Company’s responses thereto. Your comments are set forth in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the respective meanings ascribed to them in the definitive proxy statement filed herewith.

1. Comment: In “Questions and Answers Regarding the Proposals—Why is the Fund’s Board of Directors recommending the Proposals” explain why the Board of Directors (“Board”) of the Company believes that investing in junk bonds and emerging markets is in the best interests of the Versatile Bond Portfolio’s (“Portfolio”) shareholders. Throughout the questions and answers section and the proxy statement include, where appropriate, disclosure that Proposal 1, if approved, will permit the Portfolio to invest in junk bonds and emerging markets and will increase the risk of an investment in the Portfolio.

Response: In response to the comment, the Company has added the following disclosure to the above-referenced question and answer:

“The Board considered that, if the Proposals are approved, the Portfolio would be able to invest in debt securities of all types and of any maturity and credit quality, including below investment grade bonds (up to 50% of the Portfolio’s net assets) and bonds of non-U.S. issuers, including obligations that are tied economically to emerging (less developed) market countries and would be able to increase its investments in illiquid securities. The Board weighed the potential for better returns over the long term against the higher risks and possible greater volatility in the

Permanent Portfolio Family of Funds, Inc.  ¿ 600 Montgomery Street, Suite 4100, San Francisco, California 94111  ¿ (415) 398-8000

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

April 23, 2012

Portfolio’s performance that would result from implementing the proposed changes, and concluded that the potential benefits to the Portfolio’s shareholders outweighed the risks, especially in light of the greater investment flexibility afforded by the Proposals.”

The Company has also added disclosure addressing your comment in “Questions and Answers Regarding the Proposals—Will the risks of investing in the Portfolio change?”, page 10, and the carryover sentence on pages 13-14 of the definitive proxy statement.

2. Comment: In the answer to “Questions and Answers Regarding the Proposals—Why are shareholders being asked to approve the proposed change to the Portfolio’s fundamental investment objective?” clearly state that the reason “limiting risk to principal” is being removed from the investment objective is because Proposals 1 and 2, if approved, will significantly increase the risk of loss of principal. Provide similar disclosure wherever Proposal 2 is discussed.

Response: In response to the comment, the Company has added the following disclosure to the above-referenced question and answer:

“Removing “while limiting risk to principal” from the Portfolio’s investment objective would afford the Portfolio greater flexibility to invest in a wide range of bonds that may offer attractive investment potential. You should note, however, that this added flexibility would also significantly increase the risk of loss on an investment in the Portfolio.”

The Company has also added disclosure addressing your comment on pages 10 and 15 of the definitive proxy statement.

3. Comment: In the answer to “Questions and Answers Regarding the Proposals— Why is the Portfolio proposing to eliminate the Portfolio’s fundamental investment limitation that prohibits the Portfolio from holding more than 5% of its net assets in investments that are not readily marketable?” discuss the risks of raising the level of illiquid securities in the Portfolio.

Response: In response to the comment, the Company has added the following disclosure to the above-referenced question and answer:

“An illiquid investment may be difficult to purchase, sell or value and the Portfolio may be unable to sell illiquid investments at the time or price it desires and could lose its entire investment in such investments.”

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

April 23, 2012

4. Comment: In “Background and Summary of Proposed Changes and Board Recommendation,” highlight that the Proposals, if approved, will increase the risk of an investment in the Portfolio.

Response: In response to the comment, the Company has added the following disclosure to the above-referenced section:

“The Board also considered that Pacific Heights would manage the Portfolio’s net assets based upon its assessment of market, economic and other conditions. The Board noted that the Portfolio’s risk profile will increase, possibly significantly under certain circumstances, and that an investment in the Portfolio could be considerably riskier than under the current investment policy.”

5. Comment: The proposed non-fundamental investment policy states that the Portfolio will “[u]nder normal market conditions, invests at least 80% of its net assets in bonds.” Explain whether the Portfolio will include derivative investments in determining compliance with the 80% test and, if so, how such derivative investments will be valued for purposes of the 80% test. Also, confirm that notional value will not be used for such valuations.

Response: The Portfolio will not include derivative instruments in determining compliance with the 80% test.

6. Comment: Page 9 of the proxy statement includes a statement that “[t]he Portfolio may invest in bonds issued by non-U.S. issuers, including obligations that are tied economically to emerging (less developed) market countries.” Clarify what is meant by “obligations.” Are obligations different from bonds?

Response: Black’s Law Dictionary defines “obligation” to mean, in relevant part, “a formal, binding agreement or acknowledgement of a liability to pay a certain amount.” The Company believes that the meaning of “obligation” is generally understood by investors. The term “bonds” is broadly defined in the proxy statement to include “debt securities of all types and of any maturity” and includes a list of such types of investments that the Portfolio may

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

April 23, 2012

make.1 The term “obligations” is used in this list to cover the broad range of investments in which the Portfolio may invest and to make clear that investments such as loan participations, commercial paper and bank obligations are included within the Portfolio’s permissible investments.

7. Comment: The first paragraph on page 10 of the proxy statement includes a statement that “[i]f shareholders approve the Proposal, the Portfolio’s risk profile could vary significantly over time.” Change “could vary” to “will increase” in that statement.

Response: The Company has changed the disclosure as requested. Please see the carryover sentence on pages 13-14 of the definitive proxy statement.

8. Comment: The third paragraph on page 10 of the proxy statement includes a statement that “[i]f shareholders approve the Proposal, the proposed investment policy is expected to fundamentally change the nature and risk profile of the Portfolio.” Change “risk profile” to “increase the risk profile” in such statement.

Response: The Company has changed the disclosure as requested. Please see page 14 of the definitive proxy statement.

9. Comment: Under “Appendix A—Portfolio Investments and Related Risks—Investment Risks” insert “Principal” in front of “Investment Risks.”

Response: The Company has changed the disclosure as requested. Please see page A-3 of the definitive proxy statement.

[1]	Pages 12-13 of the definitive proxy statement states that the Portfolio would be able to invest in bonds, which may include debt securities of all types and of any maturity, including but not limited to: obligations of U.S. and non-U.S. issuers, including corporate bonds, convertible securities, preferred stock and commercial paper; securities issued or guaranteed by the U.S. government, its agencies or government-sponsored enterprises; obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; obligations of supranational entities; bank obligations, including certificates of deposit, fixed time deposits, bank notes, and bankers’ acceptances; and repurchase agreements.

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

April 23, 2012

10. Comment: Under “Appendix A—Portfolio Investments and Related Risks—Investment Risks—High-yield risk” state that such investments include junk bonds.

Response: The Company has changed the disclosure as requested. Please see “Below investment grade bond risk” on page A-4 of the definitive proxy statement.

*        *        *        *        *

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Yoon Choo at (202) 778-9340 if you have any questions regarding the foregoing. Thank you for your attention to this matter.

Sincerely,

/s/ Michael J. Cuggino

cc:	Donald W. Smith, Esq.
R. Darrell Mounts, Esq.
Yoon Y. Choo, Esq.
K&L Gates LLP